Exhibit 12.1

Red Rock Resorts, Inc.

Computation of Ratio of Earnings to Fixed Charges

	Year Ended December 31,
	2017	2016	2015	2014	2013
	(in thousands)
Consolidated pretax income (loss) from continuing operations	$197,794	$163,987	$143,418	$131,135	$(79,089)
Less: Earnings of equity investees	(1,632)	(1,913)	(809)	(924)	(1,603)
Fixed charges (see below)	136,465	145,132	149,230	156,193	169,710
Distributed income from equity investees	961	1,334	1,686	1,877	1,623
Less: Capitalized interest	(1,110)	—	—	—	—

Earnings	$332,478	$308,540	$293,525	$288,281	$90,641

Interest expense (a)	$131,442	$140,189	$144,489	$151,702	$165,220
Capitalized interest	1,110	—	—	—	—
Estimated interest component of rental expense	3,913	4,943	4,741	4,491	4,490

Fixed Charges	$136,465	$145,132	$149,230	$156,193	$169,710

Ratio of Earnings to Fixed Charges (b)	2.4	2.1	2.0	1.8
Excess of fixed charges over earnings	—	—	—	—	$79,069

(a)	Interest expense includes amortization of debt discount and debt issuance costs.
(b)	No ratio is shown for periods where earnings were inadequate to cover fixed charges.

We had no preferred stock outstanding for any historical period presented, and accordingly, the ratio of earnings to combined fixed charges and preferred stock dividends is the same as the ratio of earnings to fixed charges.